UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Park Aerospace Corp.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

70014A 10 4

(CUSIP Number)

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70014A 10 4

1	NAME OF REPORTING PERSONS

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,262,838
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,262,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,262,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 70014A 10 4

1	NAME OF REPORTING PERSONS

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,262,838
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,262,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,262,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP No. 70014A 10 4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $.10 per share (the “Shares”), of Park Aerospace Corp., a New York corporation (“Park Aerospace” or the “Issuer”). The address of the principal executive offices of the Issuer is 1400 Old Country Road, Westbury, New York 11590.

Item 2.	Identity and Background.

(a)       This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), in whose name the Shares are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. Raging Master has delegated to Raging Capital the sole authority to vote and dispose of the securities held by Raging Master pursuant to an Investment Management Agreement, dated November 9, 2012, as amended and restated on December 21, 2016 (the “IMA”). The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares held by Raging Master.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)       The principal business of Raging Capital is serving as the Investment Manager of Raging Master. The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Raging Capital is organized under the laws of the State of Delaware. William C. Martin is a citizen of the United States of America.

CUSIP No. 70014A 10 4

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,262,838 Shares owned directly by Raging Master is approximately $22,237,211, including brokerage commissions. Such Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Raging Capital commends Park Aerospace’s management and board for being excellent stewards of shareholder value over time, including running the business profitably and maintaining a rock solid balance sheet. We are also very appreciative of the regular dividends that Park Aerospace has paid out over time, including nearly $9.00 of ordinary and special dividend payments since the beginning of 2018 alone.

Today, Park Aerospace’s market cap is just $230 million, even though it had over $140 million in cash at year-end with no debt. Given Park Aerospace’s strong profitability, cash-rich balance sheet, and the steady, long-duration nature of its customer contracts (with, according to our understanding, no Boeing 737 Max exposure), the Shares are clearly undervalued. We strongly encourage management and the board to take advantage of the current stressed market environment to aggressively buy back stock via the company’s existing and an expanded buyback program. This would further enhance and bolster long-term shareholder value.

Depending upon management’s and the board’s ability to execute on the above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer, directly or through their affiliates, through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals concerning changes to the capitalization, capital allocation strategy, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 70014A 10 4

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 20,518,548 Shares outstanding as of January 6, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 10, 2020.

As of the close of business on March 27, 2020, each of Raging Capital and William C. Martin may be deemed to beneficially own the 1,262,838 Shares, constituting approximately 6.2% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

(c)       Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 30, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Raging Capital Management, LLC and William C. Martin, dated March 30, 2020.

99.2	Powers of Attorney.

CUSIP No. 70014A 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

CUSIP No. 70014A 10 4

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address

William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer(1)	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

_______________________

(1) As of the close of business on March 27, 2020, Mr. Wasch may be deemed to beneficially own 1,085 Shares, including Shares held by his spouse. The aggregate purchase price of such Shares is approximately $18,725. Such Shares were purchased with personal funds.

CUSIP No. 70014A 10 4

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RAGING CAPITAL MASTER FUND, LTD.

Common Stock	15,000	15.9022	01/30/2020
Common Stock	8,400	15.4844	01/31/2020
Common Stock	16,350	15.8203	02/03/2020
Common Stock	(9,830)	15.9303	02/04/2020
Common Stock	(10,170)	15.9303	02/04/2020
Common Stock	(22,188)	15.9598	02/05/2020
Common Stock	(2,812)	15.9598	02/05/2020
Common Stock	(25,000)	16.2065	02/06/2020
Common Stock	(15,000)	15.9560	02/07/2020
Common Stock	(5,000)	15.9560	02/07/2020
Common Stock	(611)	15.9009	02/11/2020
Common Stock	(5,000)	15.8650	02/11/2020
Common Stock	(18,232)	16.0188	02/12/2020
Common Stock	(1,768)	16.0188	02/12/2020
Common Stock	(5,000)	15.9050	02/12/2020
Common Stock	(5,900)	15.9779	02/13/2020
Common Stock	(10,600)	16.0642	02/14/2020
Common Stock	(10,500)	16.0700	02/14/2020
Common Stock	(35,000)	16.5896	02/18/2020
Common Stock	(35,387)	17.2677	02/19/2020
Common Stock	(5,248)	16.9007	02/20/2020
Common Stock	8,031	15.3220	02/24/2020
Common Stock	17,200	15.0339	02/25/2020
Common Stock	11,000	14.8978	02/26/2020
Common Stock	25,000	14.4272	02/27/2020
Common Stock	19,229	13.7581	02/28/2020
Common Stock	(36,370)	14.0964	03/04/2020
Common Stock	(12,121)	14.0472	03/05/2020
Common Stock	(50,000)	13.8251	03/06/2020
Common Stock	(100,914)	13.2766	03/10/2020
Common Stock	(203,307)	13.2500	03/10/2020
Common Stock	(88,693)	13.2500	03/10/2020
Common Stock	(66,093)	13.0806	03/11/2020
Common Stock	(18,409)	12.5600	03/12/2020
Common Stock	(30,000)	11.7475	03/17/2020
Common Stock	50,000	10.2112	03/18/2020